

November 16, 2011

Via E-mail
Mr. James A. Yost
Chief Financial Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

　　　　Re:　**Dana Holding Corporation**
　　　　　　Form 10-K for the year ended December 31, 2010
　　　　　　Filed February 24, 2011
　　　　　　File No. 001-01063

Dear Mr. Yost:

　　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Sales, Earnings and Cash Flow Outlook, page 18

1.　We note the presentation of the non-GAAP measure Adjusted EBITDA on page 18. Please note that Item 10(h)(1)(i)(A) of Regulation S-K requires that when a non-GAAP measure is included in a filing, it must be accompanied by the presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles ("GAAP"). Given that you disclose on page 25 that Adjusted EBITDA is presented as a measure of your operating performance,

> please revise your presentation in future filings to also present net income, the most
> comparable GAAP measure, in connection with your presentation of Adjusted EBITDA.

Financial Statements, page 37
Notes to Consolidated Financial Statements, page 45
Note 2. Divestitures and Acquisitions, page 50

2. We note from the disclosures included in Note 2 that the company closed on the sale of substantially all of its Structural Products business to Metalsa S.A. de C.V in March 2010 except for operations in Venezuela. We also note that the company completed the divestiture of the operations in Venezuela in December of 2010. Given that these operations appear to represent a separate component of the company, please explain why the company has not reflected the operations of the Structural Products business that was sold as discontinued operations pursuant to the guidance in ASC 205-20-45. If this is because the company will have significant continuing involvement with the operations following the divestiture transaction, please tell us and revise the notes to your financial statements in future filings to explain the nature of such continuing involvement. Refer to the disclosure requirements outlined in ASC 205-20-50.

Note 17. Income Taxes, page 84
Valuation Allowance Adjustments, page 87

3. We note that as a result of reorganizing operations in Brazil, the company reversed certain income tax valuation allowances that resulted in a tax benefit during 2010 of $16 million. Please tell us, and revise future filings to explain in further detail the nature of the reorganization that resulted in the reversal of the valuation allowances despite the company's history of consolidated net losses in recent years. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2011

Note 11. Financing Agreements, page 17
Senior Notes, page 17

4. We note that the senior unsecured notes issued in January of 2011 provided for the payment of a make-whole premium in the event that they are redeemed prior to certain future dates. Please tell us and revise the notes to your financial statements in future filings to disclose how you accounted for the embedded derivative associated with make-whole premium related to such notes in your financial statements. If no recognition of this embedded derivative was required in your financial statements, please explain why. We may have further comment upon receipt of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Summary Consolidated Results of Operations (Year-to-Date, 2011 versus 2010), page 34
Interest expense, page 35

5. Please clarify your disclosure indicating that interest expense has decreased during the nine months ended September 30, 2011 as compared to the prior period due to lower debt levels and lower effective interest rates. In this regard, we note from the disclosure included in Note 12 to the financial statements in your Annual Report on Form 10-K that the weighted average effective interest rate as of December 31, 2010 on the term loan facility was 4.53% and the interest rates on the senior notes issued in January 2011 to refinance the term loan facility are 6.5% and 6.75%. Your response and your future disclosures should explain how both the balance of your outstanding debt changed during the periods as well as how the effective interest rates on your outstanding debt affected your interest expense during the respective periods.

Report on Form 8-K/A dated June 30, 2011

6. We note that you have included only one year of audited financial statements in your Form 8-K/A filed in connection with your acquisition of an additional 46% interest in Dongfeng Dana Axle Co. Ltd. Please provide us with the computations prepared pursuant to Rule 3-05 of Regulation S-X to determine the number of fiscal years for which audited financial statements are required for this entity in your report on Form 8-K.

7. In a related matter, we note that no financial statements or pro forma financial information have been included in a report on Form 8-K in connection with your acquisition of SIFCO which occurred on February 1, 2011. Please provide us with the computations that were prepared by the company pursuant to Rule 3-05 of Regulation S-X to determine that no financial statements or pro forma financial information was required for this entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief